FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[(English Translation) Nomura Group Interim Report]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 1, 2005
	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

English Translation of Nomura Group Interim Report

(Six Months Ended September 30, 2005)

To Our Shareholders

I am pleased to present you a summary of business results for the six-month period ended September 30, 2005.

During the first half of the fiscal year, solid corporate earnings and strong personal consumption helped the Japanese economy continue its course of recovery. Meanwhile, a turnaround in the stock market fueled stock trading volume. Daily trading volume on the Tokyo Stock Exchange, for example, exceeded 3 billion shares on several occasions. Companies were active in the areas of M&A and business integration, with numerous corporate reorganizations and alliances crossing group and industry borders.

In this environment, under accounting principles generally accepted in the United States (U.S. GAAP), Nomura Group’s net revenue (total revenue excluding interest expense) for the six months ended September 30, 2005 was ¥669.0 billion, income before income taxes was ¥148.3 billion, and net income was ¥69.2 billion. Return on equity (ROE) was 7.4% per annum. The interim dividend for the six months ended September 30, 2005 is ¥12 per share.

The business environment looks positive going forward. We are optimistic that the domestic economy will continue to grow as overseas economies, most notably by China, continue to expand and most structural problems, such as financial institutions’ nonperforming loans and companies’ excess production capacity, have been resolved. The pace of corporate reorganization is expected to accelerate even further as businesses attempt to improve their corporate value. At the same time, individual investors are expected to increase the ratio of stock and investment trusts in their portfolios.

Competition surrounding our business in the finance industry has intensified as megabanks and foreign-capital financial institutions have expanded their business portfolios. We expect the environment to become even more competitive going forward. We will stay atop of changes in the business environment, and continue to provide superior investment-related services by going beyond the conventional bounds of a securities firm, and make every possible effort to achieve further growth as a leading financial services company .

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I would like to ask you for your continued support.

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

November 2005

Interview with Kazutoshi Inano

Deputy President and Co-Chief Operating Officer

Representative Executive Officer

Q: Please describe Nomura Group’s present business environment.

A: As the global economy continues to grow, Japan has enjoyed strong corporate earnings and stock market performance. Interest in Japan also has increased, as evidenced by foreign investors’ robust purchasing of Japanese shares and by the push of private equity funds into Japan. While competition has heated up as deregulation has made it easier for companies from other financial services to enter our market, I feel that there are growing business opportunities here in Japan.

Q: What is management’s view on achieving the numerical target of average return on equity (ROE) of 10 to 15% on a consolidated basis in the mid-to-long run?

A: I feel that we have reached a point where achieving the ROE target for the entire year is probable. To consistently achieve 10 to 15% ROE over the mid-to–long term, however, we need to further strengthen and diversify our earnings structure and effectively utilize our capital. Not only do we want to improve the profitability of existing businesses, but also constantly cultivate new businesses to ensure a consistent, solid earnings base.

Q: As funds shift from savings to investments, how does Nomura Group plan to win against the competition, particularly megabanks?

A: The strength of Nomura Group is our extensive domestic client base. We are also proud of our experience and accomplishments consulting with clients on investing in risk assets such as stocks, bonds, and investment trusts.

While we cannot avoid the competition with megabanks, our focus is on providing high-quality services that our customers appreciate, rather than on providing every financial product under one roof. To this end, we have made numerous changes to meet the needs of customers. For example, we recently launched a separately managed account (SMA) service, opened newly formatted offices that cater to local affinities, and upgraded our call centers and home trading system. While we serve roughly 50% of employee stock ownership plans, we would also like to expand upon this platform to comprehensively assist corporate employees with their financial planning needs.

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Q: You recently announced the establishment of an online financial services company. How will this company differ from existing online securities firms?

A: The online financial services company is scheduled to begin operations in early spring 2006. The company will initially concentrate on providing online trading services, but as the term “financial services company” implies, its service lineup will be expanded to provide a combination of other financial services to meet the needs of clients who have never used our services before. In the future, we also would like to have this company provide non-financial services.

Q: Other than the online financial services company, can you provide examples of how Nomura Group will expand its business scope?

A: We intend to aggressively incorporate trust and banking functions into our operations, those we feel are necessary to provide excellent customer service in the future. We are also studying the idea of providing a trust-based service that combines both asset custody and asset management services.

Going forward, Nomura Securities will likely be able to act as an agent for a trust bank and, for example, provide savings account services for clients. This does not mean, however, that we will try to provide all of the traditional banking services such as loans to large corporations and mortgages to individuals. We want to focus on areas where we can utilize our strengths, such as providing stock-secured loan services to employee stock ownership plan participants.

Q: Japan Post chose one of Nomura Asset Management’s products as part of its investment trust product lineup. What are your expectations from this arrangement?

A: I think the arrangement is extremely significant, as by using Japan Post’s network, we can deliver Nomura brand products, and thereby raise our name recognition among customers who are beyond the reach of our sales network.

We want to continue our efforts to make investment trusts more familiar to a greater segment of the population in order to broaden the market in Japan and promote the shift from savings to investments. I am convinced that this effort will also lead to greater earnings for Nomura Group as a whole.

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Summary of Operating Results

Net revenue for the six months ended September 30, 2005 rose 80% year-on-year to ¥669.0 billion, income before income taxes rose 67% to ¥148.3 billion, and net income rose 57% to ¥69.2 billion. As a result, return on equity (ROE) rose to 7.4% per annum from 4.9% during the six months ended September 30, 2004.

During the six months ended September 30, 2005, both net revenue and expenses rose, partly due to the consolidation of Millennium Retailing, the holding company of Sogo and Seibu Department Stores, into Nomura’s consolidated financial statements. Millennium Retailing is an investee company of Nomura Principal Finance, a wholly-owned subsidiary of Nomura Holdings that invests Nomura Group’s own capital (private equity investments).

Net revenue for business segments, which reflects Nomura Group’s five business segments, and excludes the effects of consolidation / deconsolidation of certain private equity investee companies and unrealized gains/losses on investments in equity securities held for relationship purposes, was ¥391.2 billion yen, resulting in a year-on-year increase of 15%, while income before income taxes was ¥118.9 billion, a year-on-year increase of 33%.

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Business Results for the Six Months Ended September 30, 2005 (Consolidated basis)

Segment Summary

Domestic Retail income before income taxes increased 65% year-on-year to ¥71.7 billion on strong sales of newly launched investment trusts, foreign currency bonds, and MTNs.

Despite revenue growth, Global Markets income before income taxes declined 9% year on year to ¥30.8 billion due to increased expenditure related to investment for key business.

Global Investment Banking income before income taxes declined 18% year-on-year to ¥11.3 billion due to a reduction in volume of equity finance.

Global Merchant Banking income before income taxes improved ¥3.8 billion compared to the prior year due to realized gain and unrealized gain on private equity investments.

Asset Management income before income taxes increased 145% year-on-year to ¥7.3 billion as a result of a rise in assets under management rose due to increases in newly launched funds and funds offering frequent distributions.

Segment Information

•	Domestic Retail

In Domestic Retail, net revenue was up 23% year-on-year to ¥186.2 billion and income before income taxes was up 65% to ¥71.7 billion, marking the best performance since the year ended March 31, 2002 when we began reporting quarterly financial results based on US GAAP.

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During the six months ended September 30, 2005, we provided a diverse range of products meeting customers’ various investment needs, such as funds offering frequent distributions and investment trust products investing in emerging markets such as India. As a result, we saw solid gains in sales of investment trusts.

In addition, sales of foreign currency bonds and structured bonds, supported by continued low interest rates and the depreciation of the yen, also fueled revenue. By actively working to broaden our customer base, Domestic Retail increased client assets (including those of regional financial institutions) by ¥6.1 trillion from March 31, 2005 to a record figure of ¥51.7 trillion, thus exceeding the March 31, 2007 target of ¥50 trillion well ahead of schedule.

•	Global Markets

In Global Markets, net revenue rose 9% year-on-year to ¥127.5 billion and income before income taxes declined 9% to ¥30.8 billion.

Fixed Income revenue rose primarily due to a rebound in the sales of foreign currency bonds and structured bonds. Equity revenue also increased as we boosted the order flow through, among other measures, “Reevaluate Japan” seminars. On the other hand, an increase in expenditure for investments in key businesses areas dampened income before income taxes.

Investments in key business areas have begun to bear fruit, as loan-related business volume increased to approximately ¥290 billion and equity derivatives contracts amounted to approximately 600 million euros.

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•	Global Investment Banking

In Global Investment Banking, net revenue was down 7% year-on-year to ¥33.2 billion and income before income taxes was down 18% to ¥11.3 billion.

During the six months ended September 30, 2005, we served as financial advisor for a number of large M&A deals, including one where Ito Yokado Group established a joint holding company. Consequently, M&A/financial advisory fees were the highest since the year ended March 31, 2002. As equity finance decreased year-on-year, however, Global Investment Banking saw lower revenue and lower income.

Meanwhile, we have maintained our high competitiveness as we were rated number one in both the Equity and Equity-related league tables as well as the M&A league table in 2005 (January to September).*

*	Source: Thomson Financial

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•	Global Merchant Banking

In Global Merchant Banking, net revenue was up 778% year-on-year to ¥3.6 billion. While income before income taxes increased by ¥3.8 billion year-on-year, the result was a loss of ¥1.2 billion.

During the six months ended September 30, 2005, revenue increased due to gains on sale and valuation losses/gains of investee companies in Japan and Europe. However, funding costs for Terra Firma, which makes investments in Europe, resulted in a net loss.

As of September 30, 2005, the combined business exposure of Terra Firma in Europe and Nomura Principal Finance, which is the key company in this segment in Japan, increased by ¥3.6 billion compared to March 31, 2005 to ¥433.1 billion, as, among others, we invested in Misawa Homes Holdings through an investment limited partnership.

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•	Asset Management

In Asset Management, net revenue was up 28% year-on-year to ¥26.4 billion and income before income taxes was up 145% to ¥7.3 billion.

During the six months ended September 30, 2005, net fund inflows (especially to those funds offering frequent distributions) increased total assets under management in the segment by ¥2.2 trillion from March 31, 2005 to ¥20.1 trillion, and pushed up revenue.

We bolstered our product line by offering new funds offering frequent distributions such as the Japan Attractive Dividend Stock Fund and an investment trust which invests in Indian stocks. We also succeeded in expanding our sales channels, as evidenced by assets under management in funds sold exclusively through banks, which rose by ¥122.8 billion from March 31, 2005 to ¥212 billion, and Nomura Asset Management’s global balanced fund being selected as one of the funds for distribution by Japan Post.

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Consolidated Financial Information

Consolidated Balance Sheet Summary

	Millions of yen
	September 30, 2004	March 31, 2005	September 30, 2005
Assets
Cash and cash deposits	764,281	1,186,756	1,467,083
Loans and receivables	1,040,667	1,244,528	2,170,256
Collateralized agreements	14,090,130	14,389,045	16,748,705
Trading assets and private equity investments	15,455,593	15,600,521	13,620,231
Other assets	1,216,199	2,068,003	2,063,690
Private equity entities buildings, land, equipment and furniture and fixtures	34,303	444,726	432,634

Total assets	32,566,870	34,488,853	36,069,965

Liabilities and shareholders’ equity
Short-term borrowings	430,024	633,119	978,782
Private equity entities short-term borrowings	1,424	116,054	117,682
Payables and deposits	1,231,320	1,042,483	1,089,038
Collateralized financing	19,354,849	21,666,185	21,966,426
Trading liabilities	6,641,499	5,332,173	5,893,002
Long-term borrowings	2,716,234	3,243,175	3,538,362
Private equity entities long-term borrowings	25,650	444,615	423,056
Other liabilities	363,156	703,289	735,207

Total liabilities	30,737,082	32,620,424	34,200,817

Total shareholders’ equity	1,829,788	1,868,429	1,869,148

Total liabilities and shareholders’ equity	32,566,870	34,488,853	36,069,965

Per share data

	Yen
	September 30, 2004	March 31, 2005	September 30, 2005
Book value per share	942.50	962.48	981.51

Notes:

(1)	With the Company’s listing on the New York Stock Exchange in the form of American Depositary Receipts in December 2001, consolidated financial information has been prepared on the basis of accounting principles generally accepted in the United States (U.S. GAAP).
(2)	Some of the accounts on private equity accounted for as consolidated subsidiaries are shown as a part of each related account.

Total assets at September 30, 2005, were ¥36,070.0 billion, an increase of ¥1,581.1 billion compared to March 31, 2005, reflecting an increase in trading-related assets such as collateralized agreements, loans and receivables. Total shareholders’ equity was ¥1,869.1 billion, an increase of ¥700 million compared to March 31, 2005, reflecting share repurchases.

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Total liabilities were ¥34,200.8 billion, an increase of ¥1,580.4 billion compared to March 31, 2005, reflecting an increase in trading-related liabilities such as trading liabilities and collateralized financing and an increase in short-term and long-term borrowings.

Loans and receivables

Loans and receivables include call loans, margin transaction loans, and guarantee deposits.

Collateralized agreements

Collateralized agreements include securities purchased under agreements to resell (Reverse Repo transactions), and securities borrowed, including stocks borrowed and bonds borrowed.

Trading assets and private equity investments

Trading assets and private equity investments include securities such as stocks, government bonds, and corporate bonds and derivative contracts such as swaps and options, which are held in trading activities as well as private equity investments.

Payables and deposits

Payables and deposits include payables to customers and guarantee deposits received.

Collateralized financing

Collateralized financing includes securities sold under agreements to repurchase (Repo transactions), and securities loaned, including stocks loaned and bonds loaned.

Trading liabilities

Trading liabilities include securities such as stocks, government bonds, and corporate bonds sold in trading activities as well as derivative contracts such as swaps and options written for trading.

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Consolidated Income Statement Summary

	Millions of Yen
	For the six months ended		For the year ended March 31, 2005
	September 30, 2004	September 30, 2005
Revenue
Commissions	115,118	132,650	221,963
Fees from investment banking	47,773	38,787	92,322
Asset management and portfolio service fees	38,030	44,891	78,452
Net gain on trading	76,640	114,649	201,686
Gain (Loss) on private equity investments	(1,599)	(243)	7,744
Interest and dividends	182,993	317,351	401,379
Gain (Loss) on investments in equity securities	(1,353)	28,374	15,314
Private equity entities product sales	33,226	250,307	75,061
Other	13,295	21,213	32,316

Total revenue	504,123	947,979	1,126,237

Interest expense	133,354	278,999	327,047

Net revenue	370,769	668,980	799,190

Non-interest expenses:	282,096	520,667	594,355
Private equity entities cost of goods sold	21,092	110,711	44,681
Income before income taxes	88,673	148,313	204,835
Income tax expense	44,625	79,111	110,103

Net income	44,048	69,202	94,732

Per share data

	Yen
	For the six months ended		For the year ended March 31, 2005
Per share of common stock	September 30, 2004	September 30, 2005
Basic - Net income	22.69	36.01	48.80
Diluted - Net income	22.68	35.95	48.77

Notes:

(1)	With the Company’s listing on the New York Stock Exchange in the form of American Depositary Receipts in December 2001, consolidated financial information has been prepared on the basis of accounting principles generally accepted in the United States (U.S. GAAP).
(2)	Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria SFAS No.133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Changes in the fair value of both the embedded derivative and related economic hedges are netted.
(3)	Some of the accounts on private equity accounted for as consolidated subsidiaries have been reclassified or shown as a part of each related account.

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Commissions rose by 15.2% year-on-year to ¥132.7 billion due to an increase in stock brokerage commissions given the robust stock market and strong sales of newly launched investment trusts.

Fees from investment banking dropped 18.8% year-on-year to ¥38.8 billion due to a decline in equity finance activity

Asset management and portfolio service fees rose 18.0% year-on-year to ¥44.9 billion primarily due to an increase in net assets of stock investment trusts.

Trading revenue (sum of net gain/loss on trading and net interest revenue) rose 21.2% year-on-year to ¥153.0 billion mainly due to an increase in client order flow.

CSR Report

Nomura Group Issues “CSR Report 2005”

Companies are increasingly working be better corporate citizens, and Nomura Group is no exception. In 2004, Nomura Group established a CSR (Corporate Social Responsibility) Department to plan and execute Nomura’s CSR program. In July 2005, Nomura Group issued its second annual report on CSR activities “CSR Report 2005” to give stakeholders a clear understanding of Nomura Group’s initiatives as we strive to become an even better corporate citizen.

Corporate Citizenship Activities

University Seminars

One of our points of focus is educating younger generations about economics and securities. This year, approximately 400 Nomura employees will give securities education seminars at over100 universities across Japan. Overseas, we held securities education seminars at five universities in China, Hong Kong, and Macao, along with Thailand, where three seminars had been held in the past. We are looking forward to continuing our active involvement in securities education going forward.

PMF (Pacific Music Festival)

PMF is an international music education festival initiated in 1990 by the late Leonard Bernstein, one of the greatest musicians of the 20th century. Now in its sixteenth year, PMF this year welcomed 127 young musicians from 24 countries, who participated in educational programs directed by renowned instructors including the best musicians from the Vienna Philharmonic Orchestra. The young musicians demonstrated their achievements at PMF 2005, held over a 27-day period (53 sessions) from July 9 to August 4.

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Nomura Securities Co., Ltd. and the Nomura Cultural Foundation support the PMF’s mission, “To broaden and develop the world’s music by nurturing young musicians,” and are proud to be special corporate sponsors of the Pacific Musical Festival.

Corporate Data (as of September 30, 2005)

Capital: ¥182,799,788,854

Number of common shares issued: 1,965,919,860 shares

Number of shareholders: 230,802

(Number of shareholders holding one unit or more: 201,936)

Stock exchange listings: Tokyo, Osaka, Nagoya, New York and Singapore

Number of employees (consolidated base): 14,768

Dividends

Dividends per share (Yen)	97/3	98/3	99/3	00/3	01/3	02/3	03/3	04/3		05/3		06/3 Interim (05.9)
								Interim	Year- end	Interim	Year- end
	10	10	10	15	17.5	15	15	7.5	7.5	10	10	12

Directors and Executive Officers (As of November 30, 2005)

Directors

Name	Title
Junichi Ujiie	Chairman of the Board of Directors, Chairman of the Nomination Committee and Chairman of the Compensation Committee

Nobuyuki Koga	(President & Chief Executive Officer)

Hiroshi Toda	(Deputy President & Chief Operating Officer)

Kazutoshi Inano	(Deputy President & Co-Chief Operating Officer)

Nobuyuki Shigemune	Audit Mission Director

Yukio Suzuki	Audit Mission Director

Masaharu Shibata*	Member of the Compensation Committee and member of the Nomination Committee

Hideaki Kubori*	Member of the Compensation Committee and member of the Nomination Committee

Haruo Tsuji*	Chairman of the Audit Committee

Fumihide Nomura	Member of the Audit Committee

Koji Tajika*	Member of the Audit Committee

*	Outside director

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Executive Officers

Name	Principal Positions
Junichi Ujiie

Nobuyuki Koga	President & Chief Executive Officer Representative Executive Officer

Hiroshi Toda	Deputy President & Chief Operating Officer Representative Executive Officer

Kazutoshi Inano	Deputy President & Co-Chief Operating Officer Representative Executive Officer

Takashi Yanagiya	Head of Global Investment Banking

Kenichi Watanabe	Head of Domestic Retail

Takumi Shibata	Head of Asset Management

Manabu Matsumoto	(Executive Vice President of Nomura Securities Co., Ltd. (NSC))

Hiromi Yamaji	Head of Global Investment Banking

Shogo Sakaguchi	(Executive Managing Director of NSC)

Masanori Itatani	Head of Internal Audit

Yoshimitsu Oura	(Executive Managing Director of NSC)

Yusuke Yamada	(Executive Managing Director of NSC)

Hitoshi Tada	(Executive Managing Director of NSC)

Yasuo Agemura	Head of Global Markets

Akihiko Nakamura	Head of Global IT & Operations

Hideyuki Takahashi	Regional Management of Americas Region

Hiroshi Tanaka	In charge of Secretariat

Noriyasu Yoshizawa	Regional Management of China Region

Yasuo Yoshihara	In charge of Ethics & Discipline Dept.

Akira Maruyama	Head of Global Merchant Banking

Akihito Watanabe	Head of Global Research

Tetsu Ozaki	Head of Global Corporate Communications and in charge of General Affairs Dept. and Corporate Planning Dept.

Shigesuke Kashiwagi	Head of Global Fixed Income

Yugo Ishida	Regional Management of Europe Region

Atsuo Sakurai	Head of Asset Finance

Masafumi Nakada	Chief Financial Officer, Head of Global Risk Management, Treasury, Controller and IR and in charge of Tax Management Dept.

Hiromasa Yamazaki	Head of Global Equity

Kamezo Nakai	(Executive Vice President of Nomura Asset Management Co., Ltd. (NAM))

Takahide Mizuno	(Executive Vice President of NAM)

Atsushi Yoshikawa	(Executive Vice President of NAM)

Yasuaki Fukui	(President of Nomura Funds Research and Technologies Co., Ltd.)

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<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

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